ARTEX CORP.
Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

Re: Artex Corp.
    Registration Statement on Form S-1
    Filed May 20, 2014
    File No. 333-196109

Dear Mara L. Ransom;

     In response to your letter dated August 12, 2014 which included comments regarding our registration statement, we have prepared the following responses:

DILUTION, PAGE 16

     1. We note your response to comment 2 in our letter dated July 22, 2014 and your revised disclosures. Please reconcile the amounts included in the narrative description related to the increase in net tangible book value to current investors with the amounts included in the preceding table for the 75%, 50% and 25% scenarios. Please revise as appropriate.

Respond: We have revised as appropriate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 18

     2. We note your response to comment 3 in our letter dated July 22, 2014. Please revise your filing to disclose the reasons for the decrease in your cash balance from $4,157 to $2,640.

Respond: We have revised our filings.

3. Please revise your disclosure to make it clear that the only sources of cash available to you are the loans that Mr. Niezgoda has made to your company and that at the present time these loans are the only reason your company will be able to operate for the next three months. Please also disclose the aggregate amount of loans that Mr. Niezgoda has made to your company as of the date of your next amendment.

Respond: We have revised your disclosure. We have disclosed the aggregate amount of loans that Mr. Niezgoda has made to our company as of the date of our Third Amendment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 42

     4. We note your disclosure on page F-16 that Mr. Niezgoda has loaned additional funds to your company. Please update this section to disclose the existence of these loans.

Respond: This section has been updated.
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NON-CUMULATIVE VOTING, PAGE 47

     5. We note your response to comment 7 in our letter dated July 22, 2014, however, your disclosure on page 47 and your reference to "present stockholders" continues to be unclear. Please revise your disclosure in this section to state that if all the offered common stock is sold, investors in the offering will own 74% of your outstanding shares while Mr. Niezgoda will own the remaining 26%.

Respond: We have revised our disclosure.

Sincerely,


/s/ Jacek Niezgoda -- President
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Mr. Niezgoda